March 15, 2005



Mail Stop 04-09

VIA U.S. MAIL AND FAX

Mr.  Richard Schmidt
President
Axia Group, Inc.
5520 Wellesley Street #103C
La Mesa, CA  91942

RE:	Axia Group, Inc.
	Form 10-K for the year ended September 30, 2004
Forms 10-Q for the quarter ended December 31, 2004

Dear Mr. Schmidt:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Year ended September 30, 2004

GENERAL
1. We note that the Company entered into a reverse merger in July 2004 which was subsequently rescinded in January 2005. Supplementally provide to us the guidance you relied upon when including D&R Crane`s financial statements in the consolidated financial statements of the Company as it relates to the recission.
In addition, please tell us what consideration was given to AU
Section 560 paragraph 5 for significant subsequent events. Since your Form 10-K was filed subsequent to the recission, explain why pro forma information was not included to show the impact of this transaction. Also, please provide the circumstances that led to the recission, clarify whether management was considering the recission transaction as of the balance sheet date and tell us if there were any circumstances as of the date of acquisition that would have indicated your control over D&R Crane would have been temporary.

Quarter ended December 31, 2004

GENERAL
2. We note that the Company issued stock as consideration for
services.   Supplementally provide the number of shares issued,
the
product or services received, and the method used to fair value such
shares.    Tell us how you considered paragraph 8 of SFAS 123 and
EITF 96-18 in determining the measurement date and in determining fair value.

ITEM 3 - CONTROLS AND PROCEDURES

3. We note your statement, "Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions". Pursuant to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, if management decides to include a discussion of reasonable assurance, the discussion must be presented in a manner that does not make the disclosure in the report confusing. Your statements regarding "no assurance" appear to contradict your discussion of reasonable assurance. Please explain or revise accordingly.

*    *    *    *




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kelly McCusker, Staff Accountant, at (202)
824-
5453 or the undersigned at (202) 942-1975 if you have questions.



						Sincerely,



      Cicely Luckey
      Senior Staff Accountant


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Axia Group, Inc.
March 15, 2005
Page 3